CUSIP NO. 392775102                                                 Page 1 of 10

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5)*
                    Under the Securities Exchange Act of 1934




                              DANIEL GREEN COMPANY
                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                    392775102
                                 (CUSIP Number)

                           James R. Riedman, President
                               Riedman Corporation
                      1080 Pittsford-Victor Road, Suite 301
                            Pittsford, New York 14534
                                 (716) 232-4424
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                December 4, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP NO. 392775102                                                 Page 2 of 10

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Riedman Corporation
      16-0807638
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)

                                         (a)  /X/
                                         (b)  / /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      WC

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              / /


--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                         (7)     SOLE VOTING POWER
                                 316,355 (includes currently exercisable options
                                 to purchase 125,000 shares of Common Stock)
                         -------------------------------------------------------
NUMBER OF SHARES         (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                             0
WITH                     -------------------------------------------------------
                         (9)     SOLE DISPOSITIVE POWER
                                 316,355 (See Item 7 above)

                         -------------------------------------------------------
                         (10)    SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      316,355 (See Item 7 above)

--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                              / /

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.2%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)
      CO

--------------------------------------------------------------------------------

CUSIP NO. 392775102                                                 Page 3 of 10

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James R. Riedman
      ###-##-####

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)
                                          (a)  /X/
                                          (b)  / /

--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS
      PF

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                   / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

--------------------------------------------------------------------------------
                         (7)     SOLE VOTING POWER

                                 614,304 (includes currently
                                 exercisable options to purchase
                                 75,000 shares and a right to convert
                                 a Note (until paid) to 203,804
                                 shares)
                         -------------------------------------------------------
NUMBER OF SHARES         (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON            764,486 Beneficial Ownership Disclaimed
WITH                     -------------------------------------------------------
                         (9)     SOLE DISPOSITIVE POWER

                                 614,304 (see 7 above)
                         -------------------------------------------------------
                         (10)    SHARED DISPOSITIVE POWER

                                 764,486 Beneficial Ownership Disclaimed
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      614,304 (see 7 above)

--------------------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                         /X/    764,486 shares as to which Beneficial
                                Ownership is Disclaimed

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.4%

--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (See Instructions)
      IN

--------------------------------------------------------------------------------

CUSIP NO. 392775102                                                 Page 4 of 10


Item 1.  Security and Issuer.

     This Schedule relates to shares of the Common Stock, par value $2.50 per share ("Common Stock") of Daniel Green Company (the "Issuer"). The Issuer's principal executive office is located at 450 North Main Street, Old Town, Maine 04468.

Item 2.  Identity and Background.

     This statement is submitted by Riedman Corporation, a corporation organized under the laws of the State of New York. Riedman Corporation is a holding company whose principal business until January 2001 was insurance brokerage. Its principal business and office address is 45 East Avenue, Rochester, New York 14604. Riedman Corporation has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Listed below are the names, business addresses and occupational information for: (a) each executive officer and director of Riedman Corporation, (b) each person controlling Riedman Corporation, and (c) each executive officer and director of any corporation or other person ultimately in control of Riedman Corporation. To the best of the knowledge of Riedman Corporation, each of the following individuals has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         John R. Riedman
         45 East Avenue
         Rochester, New York  14604
         Chairman, Chief Executive Officer, Treasurer, Director and Controlling Person of Riedman Corporation, whose principal business and address is set forth above.

         James R. Riedman
         1080 Pittsford-Victor Road, Suite 301
         Pittsford, New York  14534
         President and Director of Riedman Corporation and Chairman and CEO of Issuer, whose principal business and address is set forth above.

CUSIP NO. 392775102                                                 Page 5 of 10


         Janet H. Ruff
         45 East Avenue
         Rochester, New York  14604
         Secretary and Director of Riedman Corporation, whose principal business and address is set forth above.

         Geoffrey Weaver
         45 East Avenue
         Rochester, New York  14604
         Chief Financial Officer of Riedman Corporation, whose principal business and address is set forth above.

     This statement is also submitted by James R. Riedman, the required information for whom is set forth above.

     The Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan (see Item 3) is composed of two of the directors of the Issuer, including James R. Riedman. The Plan filed an Amendment No. 2 to its Schedule 13G dated July 16, 2001.

Item 3.  Source and Amount of Funds or Other Consideration

     This Amendment No. Five to Schedule 13D is filed to reflect the following transactions:

     1. The transfer from Riedman Corporation to James R. Riedman of 285,000 shares of the Issuer's common stock.

     2. Transfer by James R. Riedman to a limited liability company, of which he and his minor children are members, and he is the sole manager, of the Issuer's Subordinated Convertible $750,000 Note to him which is convertible to 203,804 shares of common stock.

     3. The purchase by James R. Riedman of 10,000 shares of Issuer's common stock between December 4 and December 6, 2001 at prices from $4.29 to $4.31 per share; and the purchase by James R. Riedman and Karen Riedman, his wife, of 5,000 shares of Issuer's common stock on December 6, 2000 at $4.30 per share.

     Mr. Riedman is an officer, director and shareholder of Riedman Corporation, the beneficial owner of 316,355 shares. He is also a member of the Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan which owns 448,131 shares.

     Previous acquisitions by Riedman Corporation and James Riedman are as follows:

CUSIP NO. 392775102                                                 Page 6 of 10


     (a) Between October, 1992 and August, 1993, Riedman Corporation purchased an aggregate of 33,000 shares of Common Stock at prices ranging from $3.75 to $5.50 per share for an aggregate consideration of $154,893.

     (b) On June 26, 1996, Riedman Corporation purchased an additional 475,000 newly-issued shares of Common Stock for $3.16 per share for an aggregate consideration of $1,500,000. Riedman Corporation immediately resold 31,645 of such shares to Warren J. Reardon, III, the President of the Issuer, for $3.16 per share for an aggregate consideration of $100,000.

     (c) James R. Riedman purchased 1,000 shares of Common Stock in October, 1992 for $3.75 per share for an aggregate consideration of $3,750.

     (d) James R. Riedman purchased 7,500 shares of Common Stock on November 26, 1996 for $3.25 per shares for an aggregate consideration of $24,375.

     (e) In May, 1993, John Riedman gifted 1,000 shares of Common Stock to each of two of James R. Riedman's minor children.

     (f) On November 4, 1996 John Riedman purchased 5,700 shares of Common Stock for $3.25 per share for an aggregate consideration of $18,525 and immediately gifted such shares to three of James R. Riedman's minor children.

     (g) On July 17, 1997 the Board of Directors of Daniel Green Company granted Riedman Corporation an option to purchase 25,000 shares of common stock for 10 years at an exercise price of $4.75 per share in consideration of a bridge loan of One Million Dollars to the Issuer from Riedman Corporation.

     (h) On September 1, 1999 the Board of Directors of the Issuer granted Riedman Corporation an option to purchase 50,000 shares of common stock for 10 years at an exercise price of $4.00 per share in consideration of Riedman Corporation's guarantee of the Company's indebtedness to M&T Bank to the extent of the first One Million Dollars.

     (i) On January 19, 2001 the Board of Directors of the Issuer granted Riedman Corporation an option to purchase 50,000 shares of common stock for 10 years at an exercise price of $4.75 per share in consideration of Riedman Corporation's guarantee of the Issuer's additional indebtedness to M&T Bank of $2.8 million.

     (j) On April 11, 2001 the Board of Directors of Issuer granted James R. Riedman an option to purchase 25,000 shares of common stock for 10 years at an exercise price of $3.68 per share in consideration of his loan of $750,000 to the Issuer evidenced by a Convertible Subordinated Promissory Note convertible into 203,804 shares of common stock.

CUSIP NO. 392775102                                                 Page 7 of 10


     (k) On May 31, 2001 the Board of Directors of Issuer granted James R. Riedman an option to purchase 50,000 shares of common stock for 10 years at an exercise price of $3.50 per share in consideration of his guarantee of an additional $2.0 million of Issuer's indebtedness to M&T Bank.

     (l) On June 1, 2001 the Trustee of the Daniel Green Company Retirement Savings Partnership Plan purchased 330,097 shares of common stock from Issuer for $5.15 per share, the value determined by an independent appraiser. James R. Riedman is a member of the Retirement Plan Committee of the Plan which has sole power to vote and to dispose of these and 61,112 shares previously owned, less 4,278 shares redeemed. The source of the funds was the termination of the pension plan of Issuer's subsidiary, Penobscot Shoe Company.

     The source of funds for Riedman Corporation's purchases was working capital, and the sources of funds for James R. Riedman's and John Riedman's purchases were their personal funds. None of the options has been exercised and the Convertible Subordinated Promissory Note has not been converted or paid.

Item 4. Purpose of the Transaction

     The purpose of the transactions were as follows:

     1. The transfer of 285,000 shares from Riedman Corporation to James R. Riedman was for investment.

     2. The transfer of the Subordinated Convertible $750,000 Note was for investment and estate planning.

     3. The purchase of 15,000 shares by Mr. Riedman (and his wife) was made for investment.

Item 5.  Interest in Securities of the Issuer

     (a) Riedman Corporation beneficially owns 316,355 shares of Common Stock (which includes the currently exercisable Options to purchase 125,000 shares of Common Stock), representing 15.2% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 614,304 shares of Common Stock, representing 27.4% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 38,270 of those shares owned by his minor children who reside with him). The Daniel Green Company Retirement Savings Partnership Plan owns 448,131 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer.

     (b) Riedman Corporation has the sole power to vote and sole power to dispose of 316,355 shares of Common Stock, and James R. Riedman has the sole power to vote and sole power to dispose of 614,304 shares of Common Stock. James
R. Riedman, as a director of

CUSIP NO. 392775102                                                 Page 8 of 10


Riedman Corporation shares the power to vote and to dispose of the 316,355 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan he shares the power to vote and to dispose of the 448,131 shares beneficially owned by the Plan. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.

     (c) See Item 3 for a description of all transactions in the Common Stock within the last 60 days.

     (d) None.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 99-1 - Joint Filing Agreement.

CUSIP NO. 392775102                                                 Page 9 of 10


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 12, 2001

                                              RIEDMAN CORPORATION

                                              By:      /s/ James R. Riedman
                                                       -------------------------
                                              Name:    James R. Riedman
                                              Title:   President


                                              /s/ James R. Riedman
                                              ----------------------------------
                                              James R. Riedman